UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PAYA HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70434P 103

(CUSIP Number)

GTCR-Ultra Holdings, LLC

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

March 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR-Ultra Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.7% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 126,697,441 shares to be issued and outstanding upon the closing of the transactions described in the Issuer’s final prospectus, dated March 17, 2021, which was filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2021.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Fund XI/B LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.7% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 126,697,441 shares to be issued and outstanding upon the closing of the transactions described in the Issuer’s final prospectus, dated March 17, 2021, which was filed with the SEC on March 19, 2021.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Fund XI/C LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.7% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 126,697,441 shares to be issued and outstanding upon the closing of the transactions described in the Issuer’s final prospectus, dated March 17, 2021, which was filed with the SEC on March 19, 2021.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Partners XI/B LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.7% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 126,697,441 shares to be issued and outstanding upon the closing of the transactions described in the Issuer’s final prospectus, dated March 17, 2021, which was filed with the SEC on March 19, 2021.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Partners XI/A&C LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.7% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 126,697,441 shares to be issued and outstanding upon the closing of the transactions described in the Issuer’s final prospectus, dated March 17, 2021, which was filed with the SEC on March 19, 2021.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Investment XI LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.7% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 126,697,441 shares to be issued and outstanding upon the closing of the transactions described in the Issuer’s final prospectus, dated March 17, 2021, which was filed with the SEC on March 19, 2021.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2021 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The following information is as of the date hereof and assumes there are 126,697,441 shares of Common Stock outstanding as of March 22, 2021, based on information set forth in the Issuer’s final prospectus dated March 17, 2021, as filed with the SEC on March 19, 2021.

Holdings is the direct beneficial owner of 45,234,022 shares of Common Stock. The Common Stock held by Holdings represents approximately 35.7% of the Common Stock outstanding as of the date of this Statement.

Fund XI/B and Fund XI/C each hold an economic interest in Holdings and possess the right to appoint certain managers to Holdings’ board of managers. Each of Fund XI/B and Fund XI/C is controlled by its general partner, Partners XI/B and Partners XI/A&C, respectively. Partners XI/B and Partners XI/A&C are controlled by their general partner, Investment XI. As such, each of Fund XI/B, Fund XI/C, Partners XI/B, Partners XI/A&C and Investment XI may be deemed to possess indirect beneficial ownership of the Common Stock held by Holdings.

Decisions of Investment XI are made by a vote of a majority of its managers, and, as a result, no single person has voting or dispositive authority over such securities. Messrs. David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, and Benjamin J. Daverman are each managing directors of GTCR LLC, which provides management services to Investment XI and each disclaims beneficial ownership of the securities controlled by such entity, except to the extent of his pecuniary interest in such securities. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 45,234,022 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

Underwriting Agreement and Lock-Up Agreement

Pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated as of March 17, 2021 by and among the Issuer and Holdings, and Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC (the “Representatives”), as representatives of the several underwriters named therein (collectively, the “Underwriters”), the Issuer and Holdings agreed to sell to the Underwriters in an underwritten public offering an aggregate of 20,000,000 shares of Common Stock (the “Public Offering”) consisting of 10,000,000 shares to be sold by the Issuer and 10,000,000 shares to be sold by Holdings. The sale of the shares of Common Stock to the Underwriters closed on March 22, 2021.

In connection with the Public Offering, Holdings, as well as the directors and executive officers of the Issuer, entered into a lock-up agreement (the “Lock-up Agreement”) with the Representatives. Under the Lock-up Agreement, each party to the Lock-up Agreement agreed, subject to certain exceptions, not to sell or transfer any shares of Common Stock or securities convertible into, exchangeable for, or exercisable for shares of Common Stock, for 90 days after March 17, 2021 without first obtaining the written consent of the Representatives.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Underwriting Agreement, dated as of March 17, 2021 (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 23, 2021).

Exhibit 2	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 23, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2021

GTCR-ULTRA HOLDINGS, LLC

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR FUND XI/B LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR FUND XI/C LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR PARTNERS XI/B LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR PARTNERS XI/A&C LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR INVESTMENT XI LLC

By:	/s/ Jeffrey S. Wright, by power of attorney